UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42182

PS International Group Ltd.

Units 1703, 17/F

First Group Centre

23 Wang Chiu Road, Kowloon Bay

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Nasdaq Notification Regarding Minimum Market Value of Listed Securities

On August 12, 2026, PS International Group Ltd. (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the Company’s market value of listed securities (“MVLS”) for the 30 consecutive business day period from June 30, 2026 through August 11, 2026, the Company did not maintain the minimum MVLS of US$35,000,000 required for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2). The letter also noted that the Company does not meet the alternative continued listing standards under Nasdaq Listing Rule 5550(b)(1), which requires stockholders’ equity of US$2,500,000, or Nasdaq Listing Rule 5550(b)(3), which requires net income from continuing operations of US$500,000. The Company has been afforded a period of 180 calendar days, or until February 8, 2027 (the “Compliance Period”), to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C).

To regain compliance, the Company’s MVLS must close at US$35,000,000 or more for a minimum of ten (10) consecutive business days during the Compliance Period. If the Company does not regain compliance by the end of the Compliance Period, it will receive written notification that its securities are subject to delisting, which the Company may appeal to a hearings panel. The Company intends to monitor its MVLS and will consider available options to regain compliance. There can be no assurance that the Company will regain or maintain compliance with the MVLS requirement or the other Nasdaq Capital Market continued listing requirements.

The letter has no immediate effect on the listing of the Company’s ordinary shares, which will continue to be listed and traded on Nasdaq under the symbol “PSIG”, subject to the Company’s compliance with the other continued listing requirements.

On August 14, 2026, the Company issued a press release announcing its receipt of the letter from Nasdaq. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PS International Group Ltd.

By:	/s/ Chunlin Tong
Name:	Chunlin Tong
Title:	Chief Executive Officer and Director

Date: August 14, 2026

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